UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 15, 2011

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP’s fourth quarter 2010 earnings press release.

Exhibits

1.	The press release “NXP Semiconductors Reports Fourth Quarter and Full Year 2010 Results”, dated February 15, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 15th day of February 2011.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

Exhibit 1

NXP Semiconductors Reports Fourth Quarter and Full Year 2010 Results

Product Revenue from continuing operations up 43% in 2010

	Q4 2010	Year 2010
GAAP Gross margin	45.9%	41.4%
GAAP Operating margin	9.8%	6.2%
GAAP Loss per share	($0.47)	($1.99)

Non-GAAP Gross margin	47.1%	42.6%
Non-GAAP Operating margin	19.3%	15.6%
Non-GAAP Earnings per share	$0.37	$1.28

•	Trailing twelve month adjusted EBITDA $1,021 million

•	Net debt reduced $604 million this year to $3,653 million

•	$1 billion in maturities extended to 2018

•	Announced sale of Sound Solutions business for $855 million in cash

In this release NXP presents financial performance on both a GAAP and non-GAAP basis (defined later in this release). A reconciliation of GAAP to non-GAAP numbers can be found later in this release.

Eindhoven, The Netherlands, February 15, 2011 – NXP Semiconductors N.V. (Nasdaq: NXPI) today reported financial results for the fourth quarter 2010, ended December 31, 2010, and provided guidance for the first quarter 2011.

Note: As announced on December 22, 2010, NXP and Dover Corporation (NYSE: DOV) have reached a definitive agreement under which Dover’s affiliate Knowles Electronics will purchase NXP’s Sound Solutions business. As a result, comparative figures throughout this report have been restated to reflect Sound Solutions as a discontinued business. This business had previously been reported within the Standard Products segment.

“NXP had a very successful year in 2010, as we delivered full year Product Revenue growth of 43 percent, and exited the year with non-GAAP operating margin of over 19 percent in the fourth quarter, outpacing the growth of the broader semiconductor market as well as that of our immediate peers,” said Richard Clemmer, NXP Chief Executive Officer. “We continue to execute on our strategy to invest in product differentiation within the High Performance Mixed Signal business and are delivering significant margin expansion through a combination of our redesign efforts as well as ongoing improvements in product mix, operational efficiency, and continued deliberate actions to improve our capital structure. The HPMS segment represented 77 percent of our Product Revenue in 2010.

“Within our HPMS segment full-year revenue grew 42 percent during 2010, while we expanded the segment operating margin by over 15 percentage points, resulting in full-year non-GAAP operating margin of 21 percent in this segment. We experienced robust growth across all of our focused end markets in HPMS, with particular strength in our Automotive, Identification and Wireless Infrastructure, Lighting and Industrial segments, which grew in aggregate at better than 50 percent on a year-on-year basis. We were able to achieve this success even as we experienced headwinds in the computing and television end-markets late in the year, a validation of the importance of successfully servicing a broad range of diverse end-market segments.

“We continue to make significant progress improving our capital structure. Our fourth quarter annualized adjusted EBITDA was $1.2 billion, lowering our implied net debt-to-adjusted EBITDA ratio to approximately 3 times. Additionally, during the fourth quarter, we announced the divesture of our Sound Solutions business. The divesture will enable continued improvement in our capital structure by providing additional capital to reduce our indebtedness and further demonstrates our focus on the HPMS market, which we believe will lead to increased long-term shareholder value,” Clemmer said.

Fourth Quarter 2010 GAAP Results

Revenue from continuing operations was $1,078 million, an increase of 1.0 percent from the $1,067 million reported in fourth quarter of 2009 and a decrease of 3.8 percent from the $1,120 million reported in the third quarter of 2010. Revenue in our Manufacturing Operations and Corporate and Other segments declined $44 million sequentially due to lower revenue in our breakeven manufacturing services business and the previously disclosed sale of our Nutune business. Fourth quarter of 2009 revenue included $130 million related to our divested Home segment. Ongoing support for this divested business is now included in our Manufacturing Operations segment. All current and all prior periods have been restated to reflect the divesture of the Sound Solutions business.

Gross profit from continuing operations for the fourth quarter of 2010 was $495 million, or 45.9 percent of revenue. This compares to $370 million, or 34.7 percent of revenue reported in the fourth quarter of 2009 and $476 million, or 42.5 percent of revenue reported in the third quarter of 2010.

Operating income from continuing operations for the fourth quarter of 2010 was $106 million, or 9.8 percent of revenue. This compares to a loss of $216 million reported in the fourth quarter of 2009, or 20.2 percent of revenue, and an operating income of $106 million, or 9.5 percent of revenue as reported in the third quarter of 2010.

Net income for the fourth quarter of 2010 was a loss of $118 million, or a loss of $0.47 per share. This compares to a net loss of $368 million, or a loss of $1.71 per share reported in the fourth quarter of 2009, and net income of $369 million or $1.55 per share (diluted) reported in the third quarter of 2010.

Fourth Quarter 2010 non-GAAP Results

Revenue from continuing operations was $1,078 million, an increase of 1.0 percent from the $1,067 million reported in fourth quarter of 2009 and a decrease of 3.8 percent from the $1,120 million reported in the third quarter of 2010. Product Revenue from continuing operations was $938 million in the fourth quarter of 2010 compared to $820 million in the fourth quarter of 2009 and $936 million in the third quarter of 2010. Current and prior period Product Revenue has been restated to reflect the divesture of the Sound Solutions business in the amounts of $99 million for the fourth quarter of 2010, $94 million for the fourth quarter of 2009 and $93 million for the third quarter of 2010. Product Revenue from continuing operations is the combination of revenue from High Performance Mixed Signal (HPMS) and Standard Products segments.

Non-GAAP gross profit from continuing operations was $508 million, or 47.1 percent of revenue. This compares to $413 million, or 38.7 percent of revenue reported in the fourth quarter of 2009 and $488 million, or 43.6 percent of revenue reported in the third quarter of 2010.

Non-GAAP operating income from continuing operations was $208 million, or 19.3 percent of revenue. This compares to non-GAAP operating income of $59 million, or 5.5 percent of revenue, reported in the fourth quarter of 2009 and non-GAAP operating income of $185 million, or 16.5 percent of revenue reported in the third quarter of 2010.

Non-GAAP net income for the fourth quarter of 2010 was $95 million, or a $0.37 per share (diluted). This compares to a loss of $54 million, or a loss of $0.25 per share reported in the fourth quarter of 2009, and a profit of $94 million or $0.39 per share (diluted) reported in the third quarter of 2010.

2010 Full-Year GAAP Results

Revenue from continuing operations was $4,402 million, an increase of 25.1 percent from the $3,519 million reported for the full year of 2009.

Gross profit from continuing operations was $1,823 million, or 41.4 percent of revenue. This compares to $898 million, or 25.5 percent of revenue reported in 2009.

Operating income from continuing operations was $273 million, or 6.2 percent of revenue. This compares to a loss of $931 million a year ago, or 26.5 percent of revenue reported in 2009.

Net income was a loss of $456 million or a loss of $1.99 per share, as compared to a loss of $167 million or a loss of $0.78 per share reported in 2009.

2010 Full-Year non-GAAP Results

Revenue from continuing operations was $4,402 million, an increase of 25.1 percent from the $3,519 million reported for the full year of 2009.

Product Revenue from continuing operations was $3,694 million compared to $2,578 million reported in 2009. Current and prior period Product Revenue has been restated to reflect the divesture of the Sound Solutions business in the amounts of $354 million for 2010 and $324 million for 2009. Product Revenue from continuing operations is the combination of revenue from HPMS and Standard Products segments.

Non-GAAP gross profit from continuing operations was $1,875 million, or 42.6 percent of revenue. This compares to $1,125 million, or 32.0 percent of revenue reported in 2009.

Non-GAAP operating income from continuing operations was $685 million, or 15.6 percent of revenue. This compares to a loss of $147 million, or 4.2 percent of revenue reported in 2009.

Non-GAAP net income was $298 million or $1.28 per share (diluted), as compared to a loss of $570 million or a loss of $2.65 per share reported in 2009.

Additional Information

•

Utilization in our wafer fabs averaged 97 percent in the fourth quarter 2010 compared to 76 percent a year ago and 99 percent in the prior quarter. Capacity expansion plans began in the fourth quarter of 2010 and will continue throughout 2011. The largest investments are in our SSMC wafer fab in Singapore which primarily supports the high growth areas of our HPMS business.

•	Cash balance at the end of the year was $898 million.

•

For the full year 2010, NXP generated $359 million of operating cash flow from continuing operations, net of $223 million in payments related to the Redesign Program, the Company’s ongoing restructuring program, which began in September 2008. During 2010 net purchases of property, plant and equipment was $227 million.

•

Cash paid out for the Redesign Program was $42 million in the fourth quarter, bringing the cumulative total since the beginning of the program to $656 million. We continue to estimate that total program costs through its expected completion at the end of 2011 will be no greater than $725 million.

•	SSMC, our consolidated joint-venture wafer fab with TSMC, reported fourth quarter operating income of $40 million, EBITDA of $50 million and had an ending cash balance of $338 million.

•

Stock-based compensation was a $9 million benefit in the fourth quarter of 2010, as a result of an adjustment of estimated forfeitures to actual forfeitures, and a $12 million expense for full year 2010. None of the fourth quarter benefit is included in the non-GAAP results.

•	NXP announced during the fourth quarter of 2010 the signing of a definitive agreement whereby Knowles Electronics will purchase NXP’s Sound Solutions business for $855 million in cash.

•	NXP completed its initial public offering (IPO) of 34 million shares on the NASDAQ Global Select Market during the third quarter of 2010.

•	NXP completed a bond transaction during the year to extend the maturities of approximately $1 billion of debt to 2018.

•

Proceeds from the IPO and the bond transaction, plus cash generated from operations, were used to repurchase $461 million of outstanding debt from a limited number of holders in privately negotiated transactions and to repay $200 million on our revolving credit facility.

First Quarter 2011 Outlook

•

Product Revenue from continuing operations for the first quarter of 2011 is anticipated to be relatively flat as compared to the fourth quarter of 2010. Product Revenue from continuing operations is the combination of revenue from HPMS and Standard Products segments.

•

Revenue in our Manufacturing Operations and Corporate and Other segments is anticipated to decline about $50 million in the first quarter due to lower revenue in our breakeven manufacturing services business and, to a lesser degree, the sale of our Nutune business in the fourth quarter.

•	Non-GAAP operating income from continuing operations is anticipated to be flat to slightly up compared to the fourth quarter of 2010.

Discussion of GAAP to non-GAAP Reconciliations

NXP provides financial information on both a U.S. generally accepted accounting principles (GAAP) and non-GAAP basis. Reconciliations of these non-GAAP measures to the most comparable measure calculated in accordance with GAAP are provided in this release.

Non-GAAP information should not be considered a substitute for any information derived or calculated in accordance with GAAP. NXP provides this information as an additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses it in its analysis of NXP’s operating performance, historical results and projections of NXP’s future operating results.

The non-GAAP measures used herein are not intended to be measures of financial performance or condition, liquidity or profitability in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income, or any other performance measures determined in accordance with GAAP.

Certain information referred to in this release, including “comparable growth”, “non-GAAP gross margin”, “non-GAAP operating margin”, “EBITDA” and “Adjusted EBITDA”, has not been derived in accordance with GAAP and can vary from other participants in our industry. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of NXP’s financial results as reported under GAAP. In this release the use of the terms:

•

“Comparable growth” is a non-GAAP financial measure that reflects the relative changes in revenue growth between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments. NXP revenue is translated from foreign currencies into our reporting currency, the U.S. dollar, at monthly exchange rates and is impacted by significant foreign currency movement on a period to period basis. In addition, reported revenue may be impacted by material acquisitions and divestments. NXP believe that an understanding of our underlying sales performance on a comparable basis year over year is enhanced after these effects are excluded.

•

“Non-GAAP gross profit”, “non-GAAP gross margin”, “non-GAAP operating margin”, “non-GAAP operating income” and “non-GAAP net income” are all non-GAAP financial measure that reflect the underlying operating and profit structure of NXP operations net of purchase price accounting (“PPA”), restructuring, other incidental items and the impact of other non-cash adjustments.

•

“EBITDA” and “Adjusted EBITDA” are not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments, debt service requirements and replacement of fixed assets.

•

“PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions.

•

“Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another), gains and losses resulting from our divestment activities. We present other incidental items in our analysis of our results of operations because these costs, gains and losses, have affected the comparability of our results over the years.

Conference Call and Webcast Information

NXP will host a conference call to discuss its fourth quarter 2010 results and outlook for the first quarter of 2011 today at 8:00 a.m. U.S. Eastern Time (2:00 p.m. Central European Time). To listen to the webcast, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (Nasdaq: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.4 billion in 2010. For more information visit www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward- looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and our financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available from on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

NXP Semiconductors

Condensed consolidated statements of operations (unaudited)

Table 1

($ in millions, except share data)	For the three months ended			For the twelve months ended
	Q4 2009	Q3 2010	Q4 2010	2009	2010

Revenue	1,067	1,120	1,078	3,519	4,402
Cost of revenue	(697)	(644)	(583)	(2,621)	(2,579)

Gross profit	370	476	495	898	1,823

Research and development expenses	(227)	(146)	(138)	(764)	(568)
Selling expenses	(73)	(63)	(73)	(271)	(265)
General and administrative expenses	(296)	(162)	(178)	(781)	(701)

Total operating expenses	(596)	(371)	(389)	(1,816)	(1,534)

Other income (expense)	10	1	—	(13)	(16)

Operating income (loss)	(216)	106	106	(931)	273

Financial income (expense):
Interest income (expense), net	(83)	(80)	(80)	(359)	(318)
Foreign exchange gain (loss)	(74)	323	(102)	39	(331)
Gain on extinguishment of long term debt	—	55	—	1,020	57
Other financial expense	(4)	(19)	(10)	(18)	(36)

Income (loss) before income taxes	(377)	385	(86)	(249)	(355)

Provision for income taxes	12	(27)	5	(10)	(24)

Income (loss) after income taxes	(365)	358	(81)	(259)	(379)

Results relating to equity-accounted investees	(1)	(5)	(26)	74	(86)

Income (loss) from continuing operations	(366)	353	(107)	(185)	(465)

Income (loss) on discontinued operations, net of tax	7	23	11	32	59

Net income (loss)	(359)	376	(96)	(153)	(406)
Net income (loss) attributable to non-controlling interests	(9)	(7)	(22)	(14)	(50)

Net income (loss) attributable to stockholders	(368)	369	(118)	(167)	(456)

Earnings per share data: 1)
Net income (loss) attributable to stockholders per common share in $:
Basic earnings per common share in $
Income (loss) from continuing operations	(1.74)	1.46	(0.51)	(0.93)	(2.25)
Income (loss) from discontinued operations	0.03	0.10	0.04	0.15	0.26
Net income (loss)	(1.71)	1.56	(0.47)	(0.78)	(1.99)
Diluted earnings per common share in $
Income (loss) from continuing operations	(1.74)	1.45	(0.51)	(0.93)	(2.25)
Income (loss) from discontinued operations	0.03	0.10	0.04	0.15	0.26
Net income (loss)	(1.71)	1.55	(0.47)	(0.78)	(1.99)

Weighted average number of shares of common stock used in computing per share amounts (in thousands):
- Basic	215,252	237,295	250,246	215,252	229,280
- Diluted	215,252	238,735	250,246	215,252	229,280

1)	As adjusted for the impact of the 1:20 reverse stock split.

NXP Semiconductors

Condensed consolidated balance sheets (unaudited)

Table 2

($ in millions)	Dec 31, 2009	Oct 3, 2010	Dec 31, 2010

Assets
Current assets:
Cash and cash equivalents	1,026	947	898
Receivables:
Accounts receivable – net	393	449	396
Other receivables	55	48	42

Total receivables	448	497	438
Assets held for sale	144	47	48
Current assets of discontinued operations	103	109	110
Inventories	522	486	513
Other current assets	270	137	129

Total current assets	2,513	2,223	2,136

Non-current assets:
Investments in equity-accounted investees	43	159	132
Other non-current financial assets	35	20	19
Non-current assets of discontinued operations	297	275	266
Other non-current assets	85	140	135
Property, plant and equipment	1,328	1,175	1,164
Intangible assets excluding goodwill	1,886	1,585	1,486
Goodwill	2,392	2,334	2,299

Total non-current assets	6,066	5,688	5,501

Total assets	8,579	7,911	7,637

Liabilities and equity
Current liabilities:
Accounts payable	556	589	593
Liabilities held for sale	2	29	21
Current liabilities of discontinued operations	64	67	60
Accrued liabilities	666	524	461
Short-term provisions	268	132	95
Other current liabilities	87	47	95
Short-term debt	610	509	423

Total current liabilities	2,253	1,897	1,748

Non-current liabilities:
Long-term debt	4,673	4,140	4,128
Long-term provisions	423	432	415
Non-current liabilities of discontinued operations	30	26	20
Other non-current liabilities	159	111	107

Total non-current liabilities	5,285	4,709	4,670

Non-controlling interests	198	226	233
Stockholder’s equity	843	1,079	986

Total equity	1,041	1,305	1,219

Total liabilities and equity	8,579	7,911	7,637

NXP Semiconductors

Condensed consolidated statements of cash flows (unaudited)

Table 3

($ in millions)	For the three months ended			For the twelve months ended
	Q4 2009	Q3 2010	Q4 2010	2009	2010
Cash Flows from operating activities
Net income (loss)	(359)	376	(96)	(153)	(406)

(Income) loss from discontinued operations, net of tax	(7)	(23)	(11)	(32)	(59)
Adjustments to reconcile net income (loss) to net cash provided (used for):
Depreciation and amortization	188	155	184	818	684
Impairment assets held for sale	69	—	—	69	—
Net (gain) loss on sale of assets	(8)	(7)	2	(58)	21
Gain on extinguishment of debt	—	(55)	—	(1,045)	(57)
Results relating to equity accounted investees	—	6	26	—	86
Dividends paid to non-controlling interests	—	(1)	(1)	(29)	(2)

Changes in operating assets and Liabilities:
(Increase) decrease in trade receivables	34	49	33	32	(46)
(Increase) decrease in inventories	12	(26)	(38)	31	8
Increase (decrease) in trade payables	78	(20)	19	(41)	60

(Increase) decrease in other receivables	(57)	64	20	(29)	79
Increase (decrease) in other payables	(34)	(20)	(26)	(153)	(177)
Increase (decrease) in provisions	10	(29)	(24)	(136)	(128)
Changes in deferred taxes	(4)	53	(46)	(6)	(73)

Exchange differences	86	(382)	113	(39)	353
Other items	20	11	(5)	41	16

Net cash provided by (used for) operating activities	28	151	150	(730)	359

Cash flows from investing activities:
Purchase of intangible assets	(2)	(2)	(3)	(8)	(7)
Capital expenditures on property, plant and equipment	(39)	(61)	(77)	(92)	(258)
Proceeds from disposals of property, plant and equipment	8	2	1	21	31
Proceeds from disposals of assets held for sale	—	—	8	—	8
Proceeds from the sale of securities	—	—	—	20	—
Purchase of other non-current financial assets	(2)	(1)	(1)	(2)	(2)
Proceeds from the sale of other non-current financial assets	1	27	—	1	27
Purchase of interests in businesses	—	(8)	—	—	(8)
Proceeds from (cash payments related to) sale of interests in businesses	15	—	(13)	123	(60)

Net cash (used for) provided by investing activities	(19)	(43)	(85)	63	(269)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	—	9	7	8
Amounts drawn under the revolving credit facility	—	—	—	400	—
Repayments under the revolving credit facility	—	(100)	(100)	(200)	(200)
Repurchase of long-term debt	—	(1,370)	—	(286)	(1,383)
Net proceeds from the issuance of long-term debt	—	974	—	—	974
Principal payments on long-term debt	—	(1)	(1)	(1)	(2)
Net proceeds from the issuance of common stock	—	450	(2)	—	448

Net cash provided by (used for) financing activities	—	(47)	(94)	(80)	(155)

NXP Semiconductors

Condensed consolidated statements of cash flows (continued)

Table 3 (continued)

($ in millions)	For the three months ended			For the twelve months ended
	Q4 2009	Q3 2010	Q4 2010	2009	2010

Net cash provided by (used for) continuing operations	9	61	(29)	(747)	(65)
Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	(5)	7	(5)	(15)	10
Net cash provided by (used for) investing activities	(1)	(8)	(2)	15	(17)
Net cash provided by (used for) financing activities	—	—	2	—	2

Net cash provided by (used for) discontinued operations	(6)	(1)	(5)	—	(5)
Net cash provided by (used for) continuing and discontinued operations	3	60	(34)	(747)	(70)

Effect of changes in exchange rates on cash positions	(23)	60	(20)	(8)	(63)

Increase (decrease) in cash and cash equivalents	(20)	120	(54)	(755)	(133)
Cash and cash equivalents at beginning of period	1,061	842	962	1,796	1,041
Cash and cash equivalents at end of period	1,041	962	908	1,041	908
Less: cash and cash equivalents at end of period- discontinued operations	15	15	10	15	10

Cash and cash equivalents at end of period- continuing operations	1,026	947	898	1,026	898

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Financial Reconciliation - GAAP to non-GAAP (unaudited)

NXP Semiconductors

Q4 2010

Table 4

($ in millions, unless otherwise stated)	GAAP	PPA effects	Restructuring	Other Incidental	Other Non-cash Adjustments		Non- GAAP

Revenue	1,078	—	—	—	—		1,078

Gross profit	495	(3)	(7)	(3)	—		508
% of revenue	45.9%						47.1%

Research and development	(138)	—	(1)	1	—		(138)
Selling	(73)	—	—	—	—		(73)
General and administrative	(178)	(66)	(12)	(9)	—		(91)

Total operating expense	(389)	(66)	(13)	(8)	—		(302)

Other income (expense)	—	—	5	(7)	—		2

Operating income (loss)	106	(69)	(15)	(18)	—		208
% of revenue	9.8%						19.3%

Interest income (expense) net	(80)						(80)

Provisions for income taxes	5						(11	)1)

Income (loss) from continuing operations	(107)	(69)	(15)	(18)	(122	)2)	117

Income (loss) on discontinued operations, net of tax	11				11		—

Net income (loss) attributable to non-controlling interests	(22)						(22)

Net income (loss) attributable to stockholders	(118)	(69)	(15)	(18)	(111)		95	3)

Weighted average diluted shares outstanding (in thousands):	250,246						253,761

Diluted earnings (loss) attributable to stockholders per common share in $	(0.47)						0.37

1)	Cash income taxes.
2)

Includes: Foreign exchange loss on debt: $(102) million; Other financial expense: $(10) million; Results relating to equity-accounted investees: $(26) million; and difference between book and cash income taxes: $16 million.

3)	Stock based compensation benefit of $9 million, which resulted from an adjustment of estimated forfeitures to actual forfeitures, is not included in the non-GAAP results.

Financial Reconciliation - GAAP to non-GAAP (unaudited)

NXP Semiconductors

Q3 2010

Table 5

($ in millions, unless otherwise stated)	GAAP	PPA effects	Restructuring	Other Incidental	Other Non-cash Adjustments		Non- GAAP

Revenue	1,120	—	—	—	—		1,120

Gross profit	476	(3)	(7)	(2)	—		488
% of revenue	42.5%						43.6%

Research and development	(146)	—	7	(1)	—		(152)
Selling	(63)	—	—	—	—		(63)
General and administrative	(162)	(66)	(1)	(11)	—		(84)

Total operating expense	(371)	(66)	6	(12)	—		(299)

Other income (expense)	1	—	—	5	—		(4)

Operating income (loss)	106	(69)	(1)	(9)	—		185
% of revenue	9.5%						16.5%

Interest income (expense) net	(80)						(80)

Provisions for income taxes	(27)						(4	)1)

Income (loss) from continuing operations	353	(69)	(1)	(9)	331	2)	101

Income (loss) on discontinued operations, net of tax	23				23		—

Net income (loss) attributable to non-controlling interests	(7)						(7)

Net income (loss) attributable to stockholders	369	(69)	(1)	(9)	354		94	3)

Weighted average diluted shares outstanding (in thousands):	238,735						238,735

Diluted earnings (loss) attributable to stockholders per common share in $	1.55						0.39

1)	Cash income taxes.
2)

Includes: Foreign exchange gain on debt: $323 million; Gain on extinguishment of long term debt: $55 million; Other financial expense: $(19) million; Results relating to equity-accounted investees: $(5) million; and difference between book and cash income taxes: $(23) million.

3)	Includes stock based compensation expense $7 million.

Financial Reconciliation - GAAP to non-GAAP (unaudited)

NXP Semiconductors

Q4 2009

Table 6

($ in millions, unless otherwise stated)	GAAP	PPA effects	Restructuring	Other Incidental	Impairment charges	Other Non-cash Adjustments		Non- GAAP

Revenue	1,067	—	—	—	—	—		1,067

Gross profit	370	(8)	12	(47)	—	—		413
% of revenue	34.7%							38.7%

Research and development	(227)	—	(41)	(4)	—	—		(182)
Selling	(73)	—	(9)	—	—	—		(64)
General and administrative	(296)	(73)	(7)	(35)	(69)	—		(112)

Total operating expense	(596)	(73)	(57)	(39)	(69)	—		(358)

Other income (expense)	10	—	1	5	—	—		4

Operating income (loss)	(216)	(81)	(44)	(81)	(69)	—		59
% of revenue	(20.2)%							5.5%

Interest income (expense) net	(83)							(83)

Provisions for income taxes	12							(21	)1)

Income (loss) from continuing operations	(366)	(81)	(44)	(81)	(69)	(46	)2)	(45)

Income (loss) on discontinued operations, net of tax	7					7		—

Net income (loss) attributable to non-controlling interests	(9)							(9)

Net income (loss) attributable to stockholders	(368)	(81)	(44)	(81)	(69)	(39)		(54	)3)

Weighted average diluted shares outstanding (in thousands):	215,252							215,252

Diluted earnings (loss) attributable to stockholders per common share in $	(1.71)							(0.25)

1)	Cash income taxes.
2)

Includes: Foreign exchange loss on debt: $(74) million; Other financial expense: $(4) million; Results relating to equity-accounted investees: $(1) million; and difference between book and cash income taxes: $33 million.

3)	Includes stock based compensation expense $8 million.

Financial Reconciliation - GAAP to non-GAAP (unaudited)

NXP Semiconductors

Full year 2010

Table 7

($ in millions, unless otherwise stated)	GAAP	PPA effects	Restructuring	Other Incidental	Other Non-cash Adjustments		Non- GAAP

Revenue	4,402	—	—	—	—		4,402

Gross profit	1,823	(21)	(12)	(19)	—		1,875
% of revenue	41.4%						42.6%

Research and development	(568)	—	7	(1)	—		(574)
Selling	(265)	—	2	—	—		(267)
General and administrative	(701)	(281)	(22)	(46)	—		(352)

Total operating expense	(1,534)	(281)	(13)	(47)	—		(1,193)

Other income (expense)	(16)	—	5	(24)	—		3

Operating income (loss)	273	(302)	(20)	(90)	—		685
% of revenue	6.2%						15.6%

Interest income (expense) net	(318)						(318)

Provisions for income taxes	(24)						(19	)1)

Income (loss) from continuing operations	(465)	(302)	(20)	(90)	(401	)2)	348

Income (loss) on discontinued operations, net of tax	59				59		—

Net income (loss) attributable to non-controlling interests	(50)						(50)

Net income (loss) attributable to stockholders	(456)	(302)	(20)	(90)	(342)		298	3)

Weighted average diluted shares outstanding (in thousands):	229,280						232,795

Diluted earnings (loss) attributable to stockholders per common share in $	(1.99)						1.28

1)	Cash income taxes.
2)

Includes: Foreign exchange loss on debt: $(331) million; Gain on extinguishment of long term debt: $57 million; Other financial expense: $(36) million; Results relating to equity-accounted investees: $(86) million; and difference between book and cash income taxes: $(5) million.

3)	Includes stock based compensation expense $21 million.

Financial Reconciliation - GAAP to non-GAAP (unaudited)

NXP Semiconductors

Full year 2009

Table 8

($ in millions, unless otherwise stated)	GAAP	PPA effects	Restructuring	Other Incidental	Impairment charges	Other Non-cash Adjustments		Non-GAAP

Revenue	3,519	—	—	—	—	—		3,519

Gross profit	898	(69)	5	(163)	—	—		1,125
% of revenue	25.5%							32.0%

Research and development	(764)	—	(61)	(8)	—	—		(695)
Selling	(271)	—	(11)	2	—	—		(262)
General and administrative	(781)	(302)	(36)	(52)	(69)	—		(322)

Total operating expense	(1,816)	(302)	(108)	(58)	(69)	—		(1,279)

Other income (expense)	(13)	—	—	(20)	—	—		7

Operating income (loss)	(931)	(371)	(103)	(241)	(69)	—		(147)
% of revenue	(26.5)%							(4.2)%

Interest income (expense) net	(359)							(359)

Provisions for income taxes	(10)							(50	)1)

Income (loss) from continuing operations	(185)	(371)	(103)	(241)	(69)	1,155	2)	(556)

Income (loss) on discontinued operations, net of tax	32					32		—

Net income (loss) attributable to non-controlling interests	(14)							(14)

Net income (loss) attributable to stockholders	(167)	(371)	(103)	(241)	(69)	1,187		(570	)3)

Weighted average diluted shares outstanding (in thousands):	215,252							215,252

Diluted earnings (loss) attributable to stockholders per common share in $	(0.78)							(2.65)

1)	Cash income taxes.
2)

Includes: Foreign exchange gain on debt: $39 million; Gain on extinguishment of long term debt: $1,020 million; Other financial expense: $(18) million; Results relating to equity-accounted investees: $74 million; and difference between book and cash income taxes: $40 million.

3)	Includes stock based compensation expense $28 million.

Segment Results

Segment Revenue

Table 9

($ in millions)	Q4 2009	Q3 2010	Q4 2010	2009	2010

High Performance Mixed Signal	637	715	717	2,011	2,846
Standard Products	183	221	221	567	848

Product Revenue	820	936	938	2,578	3,694

Manufacturing Operations	77	148	114	324	525
Corporate and Other	40	36	26	165	136
Divested Home Activities	130	—	—	452	47

Total NXP revenue	1,067	1,120	1,078	3,519	4,402

High Performance Mixed Signal Segment Results Table 10

($ in millions, unless otherwise stated)	Q4 2009	Q3 2010	Q4 2010	2009	2010

Revenue	637	715	717	2,011	2,846
% of Product Revenue	77.7%	76.4%	76.4%	78.0%	77.0%

GAAP gross profit	271	403	413	785	1,525
% of revenue	42.5%	56.4%	57.6%	39.0%	53.6%
Non-GAAP gross profit	307	404	413	848	1,535
% of revenue	48.2%	56.5%	57.6%	42.2%	53.9%

Operating income (loss)	(21)	120	119	(187)	387
% of revenue	(3.3)%	16.8%	16.6%	(9.3)%	13.6%
Non-GAAP operating income	91	165	168	115	597
% of revenue	14.3%	23.1%	23.4%	5.7%	21.0%

Standard Products Segment Results

Table 11

($ in millions, unless otherwise stated)	Q4 2009	Q3 2010	Q4 2010	2009	2010

Revenue	183	221	221	567	848
% of Product Revenue	22.3%	23.6%	23.6%	22.0%	23.0%

GAAP gross profit	39	78	84	74	280
% of revenue	21.3%	35.3%	38.0%	13.1%	33.0%
Non-GAAP gross profit	44	79	85	88	282
% of revenue	24.0%	35.7%	38.5%	15.5%	33.3%

Operating income (loss)	(17)	31	39	(120)	91
% of revenue	(9.3)%	14.0%	17.6%	(21.2)%	10.7%
Non-GAAP operating income (loss)	2	44	52	(44)	147
% of revenue	1.1%	19.9%	23.5%	(7.8)%	17.3%

Segments Reconciliation

Table 12

Q4 2010

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	413	(1)	2	(1)	413
Standard Products	84	—	(1)	—	85
Manufacturing Operations	(11)	(2)	(9)	(2)	2
Corporate and Other	9	—	1	—	8
Divested Home Activities	—	—	—	—	—

Total NXP	495	(3)	(7)	(3)	508

Operating income (loss)
HPMS	119	(53)	4	—	168
Standard Products	39	(12)	(1)	—	52
Manufacturing Operations	(20)	(5)	(10)	(3)	(2)
Corporate and Other	(32)	1	(8)	(15)	(10)
Divested Home Activities	—	—	—	—	—

Total NXP	106	(69)	(15)	(18)	208

Q3 2010

Table 13

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	403	(1)	—	—	404
Standard Products	78	—	(1)	—	79
Manufacturing Operations	2	(2)	(6)	(2)	12
Corporate and Other	(7)	—	—	—	(7)
Divested Home Activities	—	—	—	—	—

Total NXP	476	(3)	(7)	(2)	488

Operating income (loss)
HPMS	120	(48)	5	(2)	165
Standard Products	31	(12)	(1)	—	44
Manufacturing Operations	(8)	(7)	(6)	(2)	7
Corporate and Other	(37)	(2)	1	(5)	(31)
Divested Home Activities	—	—	—	—	—

Total NXP	106	(69)	(1)	(9)	185

Q4 2009

Table 14

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Impairment	Non-GAAP

Gross profit
HPMS	271	1	(27)	(10)	—	307
Standard Products	39	1	(6)	—	—	44
Manufacturing Operations	30	(8)	37	(19)	—	20
Corporate and Other	(15)	(2)	8	(18)	—	(3)
Divested Home Activities	45	—	—	—	—	45

Total NXP	370	(8)	12	(47)	—	413

Operating income (loss)
HPMS	(21)	(54)	(43)	(15)	—	91
Standard Products	(17)	(13)	(6)	—	—	2
Manufacturing Operations	13	(12)	37	(22)	—	10
Corporate and Other	(79)	—	(20)	(49)	—	(10)
Divested Home Activities	(112)	(2)	(12)	5	(69)	(34)

Total NXP	(216)	(81)	(44)	(81)	(69)	59

2010

Table 15

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	1,525	(13)	5	(2)	1,535
Standard Products	280	—	(1)	(1)	282
Manufacturing Operations	(24)	(8)	(20)	(16)	20
Corporate and Other	26	—	4	—	22
Divested Home Activities	16	—	—	—	16

Total NXP	1,823	(21)	(12)	(19)	1,875

Operating income (loss)
HPMS	387	(222)	15	(3)	597
Standard Products	91	(54)	(1)	(1)	147
Manufacturing Operations	(57)	(25)	(20)	(15)	3
Corporate and Other	(117)	(1)	(10)	(45)	(61)
Divested Home Activities	(31)	—	(4)	(26)	(1)

Total NXP	273	(302)	(20)	(90)	685

2009

Table 16

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Impairment	Non-GAAP

Gross profit
HPMS	785	(2)	(32)	(29)	—	848
Standard Products	74	—	(8)	(6)	—	88
Manufacturing Operations	(70)	(65)	45	(114)	—	64
Corporate and Other	(21)	(2)	—	(14)	—	(5)
Divested Home Activities	130	—	—	—	—	130

Total NXP	898	(69)	5	(163)	—	1,125

Operating income (loss)
HPMS	(187)	(218)	(53)	(31)	—	115
Standard Products	(120)	(61)	(9)	(6)	—	(44)
Manufacturing Operations	(175)	(83)	43	(144)	—	9
Corporate and Other	(188)	(2)	(65)	(62)	—	(59)
Divested Home Activities	(261)	(7)	(19)	2	(69)	(168)

Total NXP	(931)	(371)	(103)	(241)	(69)	(147)

NXP Semiconductors – EBITDA and Adjusted EBITDA

Table 17

($ in millions)	Q4 2009	Q3 2010	Q4 2010	2009	2010

Net Income	(359)	376	(96)	(153)	(406)
Income (loss) on discontinued operations	7	23	11	32	59

Income (loss) on continuing operations	(366)	353	(107)	(185)	(465)

Reconciling items to EBITDA:
Financial income (expense)	161	(279)	192	(682)	628
Provision for income taxes	(12)	27	(5)	10	24
Depreciation	110	86	115	490	389
Amortization	147	69	69	397	295

EBITDA	40	256	264	30	871

Results of equity-accounted investees	1	5	26	(74)	86
Restructuring1)	41	—	(5)	99	(20)
Other incidental items1)	65	9	15	199	84

Adjusted EBITDA	147	270	300	254	1,021
Adjusted EBITDA - last 12 months	254	868	1,021	254	1,021

1) Excluding depreciation property, plant and equipment related to:

restructuring	3	1	20	4	40
other incidental items	16	—	3	42	6

Comparable revenue growth calculation

Table 18

	Q4 2010 versus Q4 2009				Q4 2010 versus Q3 2010
Percent	Nominal growth	Currency effects	Consolidation changes	Comparable growth	Nominal growth	Currency effects	Consolidation changes	Comparable growth

HPMS	12.6	2.3	—	14.9	0.3	(1.8)	—	(1.5)
Standard Products	20.8	3.0	—	23.8	0.0	(2.1)	—	(2.1)
Product Revenue	14.4	2.5	—	16.9	0.2	(1.9)	—	(1.7)
Manufacturing Operations	48.1	—	(70.1)	(22.0)	(23.0)	—	—	(23.0)
Corporate and Other	(35.0)	0.2	18.9	(15.9)	(27.8)	(0.4)	44.4	16.2
Total NXP	1.0	2.2	9.3	12.5	(3.8)	(1.6)	1.0	(4.4)

Table 19

	2010 versus 2009
Percent	Nominal growth	Currency effects	Consolidation changes	Comparable growth

HPMS	41.5	1.9	—	43.4
Standard Products	49.6	2.4	—	52.0
Product Revenue	43.3	2.0	—	45.3
Manufacturing Operations	62.0	—	(75.3)	(13.3)
Corporate and Other	(17.6)	0.1	4.8	(12.7)
Total NXP	25.1	1.7	9.3	36.1

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 474 5111

Albert Hollema

albert.hollema@nxp.com

+31 40 27 25610

Media:

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

+31 40 27 25202